UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

CSW Industrials, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

126402 10 6
(CUSIP Number)

EUGENE DOZORTSEV
NEWTYN MANAGEMENT, LLC
405 PARK AVENUE, SUITE 1104
NEW YORK, NEW YORK 10022
(212) 446-2465

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 126402 10 6

1	NAME OF REPORTING PERSON Newtyn Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 918,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 918,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 918,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 126402 10 6

1	NAME OF REPORTING PERSON Newtyn TE Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 432,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 432,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 432,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 126402 10 6

1	NAME OF REPORTING PERSON Newtyn Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,350,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,350,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 126402 10 6

1	NAME OF REPORTING PERSON Newtyn Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,350,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,350,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 126402 10 6

1	NAME OF REPORTING PERSON Ledo Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,350,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,350,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 126402 10 6

1	NAME OF REPORTING PERSON Noah Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO & PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 609
	8	SHARED VOTING POWER 1,350,000
	9	SOLE DISPOSITIVE POWER 609
	10	SHARED DISPOSITIVE POWER 1,350,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 126402 10 6

1	NAME OF REPORTING PERSON Springdale Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 109,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 126402 10 6

1	NAME OF REPORTING PERSON Yevgeny Neginsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO & PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,415
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,415
	10	SHARED DISPOSITIVE POWER 109,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,671
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 126402 10 6

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of CSW Industrials, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 5400 Lyndon B. Johnson Freeway, Suite 1300, Dallas, Texas 75240.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Newtyn Partners, LP, a Delaware limited partnership (“NP”), with respect to the Shares directly and beneficially owned by it;

(ii)	Newtyn TE Partners, LP, a Delaware limited partnership (“NTE”), with respect to the Shares directly and beneficially owned by it;

(iii)	Newtyn Management, LLC, a New York limited liability company (“NM”), as the investment manager of NP and NTE;

(iv)	Newtyn Capital Partners, LP, a Delaware limited partnership (“NCP”), as the general partner to each of NP and NTE;

(v)	Ledo Capital, LLC, a New York limited liability company (“Ledo”), as the general partner to NCP;

(vi)	Noah Levy, as managing member to NM;

(vii)	Springdale Capital, LLC, a Connecticut limited liability company (“Springdale”) and registered investment adviser; and

(viii)	Yevgeny Neginsky, as managing member to Springdale, and as a nominee for the Board of Directors of the Issuer (the “Board”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of NP, NTE, NM, NCP, Ledo and Mr. Levy is 405 Park Avenue, Suite 1104, New York, New York 10022. The principal business address of each of Springdale and Mr. Neginsky is 27 Mason Drive, Princeton, NJ 08540.

(c)           The principal business of each of NP and NTE is investing in securities. The principal business of NM is serving as the investment manager to each of NP and NTE. The principal business of NCP is serving as the general partner to each of NP and NTE. The principal business of Ledo is serving as the general partner to NCP. The principal occupation of Mr. Levy is serving as managing member to NM. The principal business of Springdale is investing in securities. The principal occupation of Mr. Neginsky is serving as managing member to Springdale.

CUSIP NO. 126402 10 6

(d)           No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Messrs. Levy and Neginsky is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased for the accounts of each of NP and NTE were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 918,000 Shares beneficially owned by NP is approximately $30,635,827, including brokerage commissions.  The aggregate purchase price of the 432,000 Shares beneficially owned by NTE is approximately $14,549,839, including brokerage commissions.

Mr. Levy used his personal assets to purchase the 609 Shares reported herein. The total purchase price for such Shares was approximately $20,271, including brokerage commissions.

Springdale, an independent registered investment advisor, has accumulated 109,256 Shares on behalf of accounts that are managed by Springdale (the “Accounts”) under limited powers of attorney, which represents less than 1% of the outstanding Shares. All funds that have been utilized in making such purchases are from such Accounts. The aggregate purchase price of the 109,256 Shares beneficially owned by Springdale is approximately $3,551,445, including brokerage commissions.

Mr. Neginsky used his personal assets to purchase the 2,415 Shares reported herein. The total purchase price for such Shares was approximately $78,374, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On May 10, 2016, NP delivered a letter to the Issuer nominating Mr. Neginsky (the “Nominee”), for election to the Board at the Issuer’s 2016 Annual Meeting. The Reporting Persons intend to inform the Board that they are willing to discuss Mr. Neginsky’s nomination in furtherance of reaching a mutually agreeable resolution.

Yevgeny Neginsky has served as the portfolio manager and Managing Member of Springdale since 2009. Prior to founding Springdale, Yevgeny was an investment analyst at Tyndall Management, LLC. Previously, Mr. Neginsky worked at Horsley Bridge Partners where he was part of the investment team overseeing investments in venture capital and private equity funds. Mr. Neginsky received his MBA from The Tuck School of Business at Dartmouth and a Bachelor of Arts, Summa Cum Laude, from Dartmouth College.

CUSIP NO. 126402 10 6

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) continuing to engage in communications with management and the Board regarding ways to improve shareholder value, (ii) engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, (iii) making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), liquidation of the Issuer’s portfolio with a distribution of the proceeds to shareholders, or suggestions for improving the Issuer’s financial and/or operational performance, (iv) purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or (v) changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 15,589,306 Shares outstanding, as of February 8, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 16, 2016.

A.	NP

(a)	As of the close of business on May 9, 2016, NP beneficially owned 918,000 Shares.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 918,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 918,000

(c)	The transactions in the Shares by NP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	NTE

(a)	As the close of business on May 9, 2016, NTE beneficially owned 432,000 Shares.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 432,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 432,000

CUSIP NO. 126402 10 6

(c)	The transactions in the Shares by NTE during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	NM

(a)	NM, as the investment manager to each of NP and NTE, may be deemed the beneficial owner of the (i) 918,000 Shares owned by NP and (ii) 432,000 Shares owned by NTE.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,350,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,350,000

(c)
NM has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by NP and NTE during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

D.	NCP

(a)	NCP, as the general partner to each of NP and NTE, may be deemed the beneficial owner of the (i) 918,000 Shares owned by NP and (ii) 432,000 Shares owned by NTE.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,350,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,350,000

(c)
NCP has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by NP and NTE during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

E.	Ledo

(a)	Ledo, as the general partner to NCP, may be deemed the beneficial owner of the (i) 918,000 Shares owned by NP and (ii) 432,000 Shares owned by NTE.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,350,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,350,000

CUSIP NO. 126402 10 6

(c)
Ledo has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by NP and NTE during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

F.           Mr. Levy

(a)
As of the close of business on May 9, 2016, Mr. Levy directly owned 609 Shares. Mr. Levy, as managing member to NM, may be deemed the beneficial owner of the (i) 918,000 Shares owned by NP and (ii) 432,000 Shares owned by NTE.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 609
2. Shared power to vote or direct vote: 1,350,000
3. Sole power to dispose or direct the disposition: 609
4. Shared power to dispose or direct the disposition: 1,350,000

(c)
Mr. Levy has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by NP and NTE during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

G.           Springdale

(a)	As of the close of business on May 9, 2016, Springdale may be deemed the beneficial owner of the 109,256 Shares held in the Accounts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 109,256

(c)	The transactions in the Shares by the Accounts during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

H.           Mr. Neginsky

(a)
As of the close of business on May 9, 2016, Mr. Neginsky beneficially owned 2,415 Shares. Mr. Neginsky, as the Managing Member to Springdale, may be deemed the beneficial owner of the 109,256 Shares held in the Accounts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,415
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,415
4. Shared power to dispose or direct the disposition: 109,256

(c)	The transactions in the Shares by Mr. Neginsky and the Accounts during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 126402 10 6

As of the close of business on May 9, 2016, the Reporting Persons collectively beneficially owned an aggregate of 1,462,280 Shares, constituting approximately 9.4% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)
No person other than the Reporting Persons, and the clients of the Accounts, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 10, 2016, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”) and (c) NP, NTE, NM, NCP and Ledo agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing and Solicitation Agreement by and among Newtyn Partners, LP, Newtyn TE Partners, LP, Newtyn Management, LLC, Newtyn Capital Partners, LP, Ledo Capital, LLC, Noah Levy, Springdale Capital, LLC and Yevgeny Neginsky dated May 10, 2016.

CUSIP NO. 126402 10 6

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2016

Newtyn Partners, LP

By:	Newtyn Management, LLC Investment Manager

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

Newtyn TE Partners, LP

By:	Newtyn Management, LLC Investment Manager

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

Newtyn Management, LLC

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

Newtyn Capital Partners, LP

By:	Ledo Capital, LLC General Partner

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

CUSIP NO. 126402 10 6

Ledo Capital, LLC

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

/s/ Noah Levy
Noah Levy

Springdale Capital, LLC

By:	/s/ Yevgeny Neginsky
	Name:	Yevgeny Neginsky
	Title:	Managing Member

/s/ Yevgeny Neginsky
Yevgeny Neginsky

CUSIP NO. 126402 10 6

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

NEWTYN PARTNERS, LP

Purchase of Common Stock	1,224	31.0084	03/21/2016
Purchase of Common Stock	5,576	31.1609	03/22/2016
Purchase of Common Stock	1,972	31.0727	03/23/2016
Purchase of Common Stock	3,196	31.0839	03/24/2016
Purchase of Common Stock	2,856	30.9074	03/28/2016
Purchase of Common Stock	2,176	31.0441	03/29/2016
Purchase of Common Stock	68	31.0075	03/30/2016
Sale of Common Stock	(68)	31.9118	03/31/2016
Purchase of Common Stock	408	30.9892	04/05/2016
Purchase of Common Stock	272	30.9950	04/07/2016
Purchase of Common Stock	272	31.0025	04/08/2016
Sale of Common Stock	(952)	31.8482	04/15/2016

NEWTYN TE PARTNERS, LP,

Purchase of Common Stock	576	31.0084	03/21/2016
Purchase of Common Stock	2,624	31.1609	03/22/2016
Purchase of Common Stock	928	31.0727	03/23/2016
Purchase of Common Stock	1,504	31.0839	03/24/2016
Purchase of Common Stock	1,344	30.9074	03/28/2016
Purchase of Common Stock	1,024	31.0441	03/29/2016
Purchase of Common Stock	32	31.0075	03/30/2016
Sale of Common Stock	(32)	31.9119	03/31/2016
Purchase of Common Stock	192	30.9892	04/05/2016
Purchase of Common Stock	128	30.9950	04/07/2016
Purchase of Common Stock	128	31.0025	04/08/2016
Sale of Common Stock	(448)	31.8482	04/15/2016

SPRINGDALE CAPITAL, LLC (THROUGH THE ACCOUNTS)

Purchase of Common Stock	20	30.9900	03/15/2016
Purchase of Common Stock	20	31.0000	03/15/2016
Purchase of Common Stock	80	30.9900	03/15/2016
Purchase of Common Stock	80	30.9900	03/15/2016
Purchase of Common Stock	100	30.9600	03/15/2016

CUSIP NO. 126402 10 6

Purchase of Common Stock	100	30.9600	03/15/2016
Purchase of Common Stock	100	30.9900	03/15/2016
Purchase of Common Stock	100	30.9600	03/15/2016
Purchase of Common Stock	100	30.9900	03/15/2016
Purchase of Common Stock	100	31.0000	03/15/2016
Purchase of Common Stock	100	31.0000	03/15/2016
Purchase of Common Stock	100	31.0000	03/15/2016
Purchase of Common Stock	100	31.0000	03/15/2016
Purchase of Common Stock	100	31.0000	03/15/2016
Purchase of Common Stock	100	31.0000	03/15/2016
Purchase of Common Stock	200	30.9900	03/15/2016
Purchase of Common Stock	200	30.9960	03/15/2016
Purchase of Common Stock	300	30.9960	03/15/2016
Purchase of Common Stock	400	30.9960	03/15/2016
Purchase of Common Stock	600	30.9989	03/15/2016
Purchase of Common Stock	1	30.8400	03/16/2016
Purchase of Common Stock	100	30.8500	03/16/2016
Purchase of Common Stock	100	30.8200	03/16/2016
Purchase of Common Stock	100	30.8400	03/16/2016
Purchase of Common Stock	100	30.8500	03/16/2016
Purchase of Common Stock	100	30.8600	03/16/2016
Purchase of Common Stock	100	30.8600	03/16/2016
Purchase of Common Stock	100	30.8600	03/16/2016
Purchase of Common Stock	100	30.8600	03/16/2016
Purchase of Common Stock	100	30.8200	03/16/2016
Purchase of Common Stock	100	30.8200	03/16/2016
Purchase of Common Stock	200	30.8400	03/16/2016
Purchase of Common Stock	400	30.8400	03/16/2016
Purchase of Common Stock	90	31.1000	03/18/2016
Purchase of Common Stock	96	31.0500	03/18/2016
Purchase of Common Stock	100	31.0500	03/18/2016
Purchase of Common Stock	100	31.1200	03/18/2016
Purchase of Common Stock	100	31.1100	03/18/2016
Purchase of Common Stock	100	31.1200	03/18/2016
Purchase of Common Stock	100	31.1200	03/18/2016
Purchase of Common Stock	100	31.1200	03/18/2016
Purchase of Common Stock	100	31.1200	03/18/2016
Purchase of Common Stock	200	31.1200	03/18/2016
Purchase of Common Stock	300	31.1200	03/18/2016
Purchase of Common Stock	300	31.1200	03/18/2016
Purchase of Common Stock	404	31.1200	03/18/2016
Purchase of Common Stock	910	31.0700	03/18/2016
Purchase of Common Stock	27	30.9600	03/21/2016
Purchase of Common Stock	90	31.0000	03/21/2016
Purchase of Common Stock	100	31.0000	03/21/2016
Purchase of Common Stock	100	31.0000	03/21/2016
Purchase of Common Stock	100	30.9300	03/21/2016
Purchase of Common Stock	100	30.9800	03/21/2016
Purchase of Common Stock	100	30.9600	03/21/2016
Purchase of Common Stock	100	30.9900	03/21/2016

CUSIP NO. 126402 10 6

Purchase of Common Stock	100	30.9900	03/21/2016
Purchase of Common Stock	183	30.9300	03/21/2016
Purchase of Common Stock	200	31.0000	03/21/2016
Purchase of Common Stock	300	30.9800	03/21/2016
Purchase of Common Stock	400	30.9889	03/21/2016
Purchase of Common Stock	1	30.9800	03/22/2016
Purchase of Common Stock	2	30.9800	03/22/2016
Purchase of Common Stock	2	31.0000	03/22/2016
Purchase of Common Stock	5	30.9800	03/22/2016
Purchase of Common Stock	6	30.9800	03/22/2016
Purchase of Common Stock	100	31.0000	03/22/2016
Purchase of Common Stock	100	31.0000	03/22/2016
Purchase of Common Stock	100	31.0000	03/22/2016
Purchase of Common Stock	100	31.0000	03/22/2016
Purchase of Common Stock	100	31.0000	03/22/2016
Purchase of Common Stock	100	31.0000	03/22/2016
Purchase of Common Stock	100	31.0000	03/22/2016
Purchase of Common Stock	100	31.0000	03/22/2016
Purchase of Common Stock	100	31.0000	03/22/2016
Purchase of Common Stock	100	31.0000	03/22/2016
Purchase of Common Stock	100	31.0000	03/22/2016
Purchase of Common Stock	100	31.0000	03/22/2016
Purchase of Common Stock	100	31.0000	03/22/2016
Purchase of Common Stock	112	30.9800	03/22/2016
Purchase of Common Stock	198	31.0000	03/22/2016
Purchase of Common Stock	208	30.9800	03/22/2016
Purchase of Common Stock	233	30.9800	03/22/2016
Purchase of Common Stock	328	30.9800	03/22/2016
Purchase of Common Stock	605	30.9800	03/22/2016
Purchase of Common Stock	1	32.3119	04/18/2016
Purchase of Common Stock	1	32.3119	04/18/2016
Purchase of Common Stock	3	32.3119	04/18/2016
Purchase of Common Stock	3	32.3119	04/18/2016
Purchase of Common Stock	3	32.3119	04/18/2016
Purchase of Common Stock	3	32.3119	04/18/2016
Purchase of Common Stock	3	32.3119	04/18/2016
Purchase of Common Stock	4	32.3119	04/18/2016
Purchase of Common Stock	4	32.3119	04/18/2016
Purchase of Common Stock	4	32.3119	04/18/2016
Purchase of Common Stock	4	32.3119	04/18/2016
Purchase of Common Stock	5	32.3119	04/18/2016
Purchase of Common Stock	5	32.3119	04/18/2016
Purchase of Common Stock	5	32.3119	04/18/2016
Purchase of Common Stock	5	32.3119	04/18/2016
Purchase of Common Stock	6	32.3119	04/18/2016
Purchase of Common Stock	6	32.3119	04/18/2016
Purchase of Common Stock	6	32.3119	04/18/2016
Purchase of Common Stock	7	32.3119	04/18/2016
Purchase of Common Stock	7	32.3119	04/18/2016
Purchase of Common Stock	7	32.3119	04/18/2016

CUSIP NO. 126402 10 6

Purchase of Common Stock	8	32.3119	04/18/2016
Purchase of Common Stock	8	32.3119	04/18/2016
Purchase of Common Stock	8	32.3119	04/18/2016
Purchase of Common Stock	9	32.3119	04/18/2016
Purchase of Common Stock	9	32.3119	04/18/2016
Purchase of Common Stock	9	32.3119	04/18/2016
Purchase of Common Stock	9	32.3119	04/18/2016
Purchase of Common Stock	9	32.3119	04/18/2016
Purchase of Common Stock	11	32.3119	04/18/2016
Purchase of Common Stock	12	32.3119	04/18/2016
Purchase of Common Stock	13	32.3119	04/18/2016
Purchase of Common Stock	13	32.3119	04/18/2016
Purchase of Common Stock	14	32.3119	04/18/2016
Purchase of Common Stock	16	32.3119	04/18/2016
Purchase of Common Stock	18	32.3119	04/18/2016
Purchase of Common Stock	21	32.3119	04/18/2016
Purchase of Common Stock	21	32.3119	04/18/2016
Purchase of Common Stock	31	32.3119	04/18/2016
Purchase of Common Stock	31	32.3119	04/18/2016
Purchase of Common Stock	41	32.3119	04/18/2016
Purchase of Common Stock	150	32.3119	04/18/2016
Purchase of Common Stock	208	32.3119	04/18/2016
Purchase of Common Stock	1	32.3119	04/18/2016
Purchase of Common Stock	2	32.3943	04/20/2016
Purchase of Common Stock	10	32.4996	04/20/2016
Purchase of Common Stock	1	32.3943	04/20/2016
Purchase of Common Stock	2	32.3943	04/20/2016
Purchase of Common Stock	6	32.4996	04/20/2016
Purchase of Common Stock	7	32.3943	04/20/2016
Purchase of Common Stock	7	32.3943	04/20/2016
Purchase of Common Stock	7	32.3943	04/20/2016
Purchase of Common Stock	7	32.3943	04/20/2016
Purchase of Common Stock	7	32.3943	04/20/2016
Purchase of Common Stock	9	32.3943	04/20/2016
Purchase of Common Stock	9	32.3943	04/20/2016
Purchase of Common Stock	9	32.3943	04/20/2016
Purchase of Common Stock	10	32.4996	04/20/2016
Purchase of Common Stock	10	32.3943	04/20/2016
Purchase of Common Stock	10	32.3943	04/20/2016
Purchase of Common Stock	10	32.3943	04/20/2016
Purchase of Common Stock	11	32.3943	04/20/2016
Purchase of Common Stock	11	32.3943	04/20/2016
Purchase of Common Stock	13	32.3943	04/20/2016
Purchase of Common Stock	13	32.3943	04/20/2016
Purchase of Common Stock	14	32.3943	04/20/2016
Purchase of Common Stock	16	32.3943	04/20/2016
Purchase of Common Stock	16	32.3943	04/20/2016
Purchase of Common Stock	16	32.3943	04/20/2016
Purchase of Common Stock	18	32.3943	04/20/2016
Purchase of Common Stock	18	32.3943	04/20/2016

CUSIP NO. 126402 10 6

Purchase of Common Stock	19	32.3943	04/20/2016
Purchase of Common Stock	19	32.3943	04/20/2016
Purchase of Common Stock	20	32.3943	04/20/2016
Purchase of Common Stock	20	32.3943	04/20/2016
Purchase of Common Stock	20	32.3943	04/20/2016
Purchase of Common Stock	22	32.3943	04/20/2016
Purchase of Common Stock	24	32.3943	04/20/2016
Purchase of Common Stock	26	32.3943	04/20/2016
Purchase of Common Stock	30	32.3943	04/20/2016
Purchase of Common Stock	31	32.3943	04/20/2016
Purchase of Common Stock	32	32.3943	04/20/2016
Purchase of Common Stock	37	32.4996	04/20/2016
Purchase of Common Stock	37	32.3943	04/20/2016
Purchase of Common Stock	40	32.4996	04/20/2016
Purchase of Common Stock	40	32.4996	04/20/2016
Purchase of Common Stock	42	32.4996	04/20/2016
Purchase of Common Stock	42	32.4996	04/20/2016
Purchase of Common Stock	42	32.3943	04/20/2016
Purchase of Common Stock	48	32.3943	04/20/2016
Purchase of Common Stock	49	32.4996	04/20/2016
Purchase of Common Stock	50	32.4996	04/20/2016
Purchase of Common Stock	50	32.3943	04/20/2016
Purchase of Common Stock	53	32.4996	04/20/2016
Purchase of Common Stock	55	32.4996	04/20/2016
Purchase of Common Stock	58	32.4996	04/20/2016
Purchase of Common Stock	59	32.4996	04/20/2016
Purchase of Common Stock	61	32.4996	04/20/2016
Purchase of Common Stock	66	32.4996	04/20/2016
Purchase of Common Stock	72	32.3943	04/20/2016
Purchase of Common Stock	73	32.4996	04/20/2016
Purchase of Common Stock	73	32.3943	04/20/2016
Purchase of Common Stock	76	32.4996	04/20/2016
Purchase of Common Stock	83	32.4996	04/20/2016
Purchase of Common Stock	92	32.4996	04/20/2016
Purchase of Common Stock	94	32.4996	04/20/2016
Purchase of Common Stock	95	32.4996	04/20/2016
Purchase of Common Stock	96	32.3943	04/20/2016
Purchase of Common Stock	105	32.4996	04/20/2016
Purchase of Common Stock	106	32.4996	04/20/2016
Purchase of Common Stock	113	32.4996	04/20/2016
Purchase of Common Stock	114	32.4996	04/20/2016
Purchase of Common Stock	116	32.4996	04/20/2016
Purchase of Common Stock	117	32.4996	04/20/2016
Purchase of Common Stock	119	32.4996	04/20/2016
Purchase of Common Stock	126	32.4996	04/20/2016
Purchase of Common Stock	144	32.4996	04/20/2016
Purchase of Common Stock	156	32.4996	04/20/2016
Purchase of Common Stock	178	32.4996	04/20/2016
Purchase of Common Stock	181	32.4996	04/20/2016
Purchase of Common Stock	188	32.4996	04/20/2016

CUSIP NO. 126402 10 6

Purchase of Common Stock	219	32.4996	04/20/2016
Purchase of Common Stock	246	32.4996	04/20/2016
Purchase of Common Stock	287	32.4996	04/20/2016
Purchase of Common Stock	296	32.4996	04/20/2016
Purchase of Common Stock	353	32.3943	04/20/2016
Purchase of Common Stock	414	32.3943	04/20/2016
Purchase of Common Stock	428	32.4996	04/20/2016
Purchase of Common Stock	434	32.4996	04/20/2016
Purchase of Common Stock	569	32.4996	04/20/2016
Purchase of Common Stock	2,107	32.4996	04/20/2016
Purchase of Common Stock	2,470	32.4996	04/20/2016
Purchase of Common Stock	200	32.4950	05/02/2016
Purchase of Common Stock	352	32.4989	05/02/2016

YEVGENY NEGINSKY

Purchase of Common Stock	9	32.3119	04/18/2016
Purchase of Common Stock	18	32.3119	04/18/2016
Purchase of Common Stock	6	32.3119	04/18/2016
Purchase of Common Stock	22	32.3943	04/20/2016
Purchase of Common Stock	126	32.4996	04/20/2016
Purchase of Common Stock	42	32.3943	04/20/2016
Purchase of Common Stock	246	32.4996	04/20/2016
Purchase of Common Stock	14	32.3943	04/20/2016
Purchase of Common Stock	83	32.4996	04/20/2016